MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2014
PREPARED AS OF MARCH 31, 2014

Introduction:

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and results of operations for the three months ended January 31, 2014 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the unaudited quarterly financial statements at January 31, 2014 and the Company's audited consolidated financial statements and accompanying notes for the fiscal year ending October 31, 2013 which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company’s shares are traded on the NASDAQ over the Counter Bulletin Board (“OTCBB”) under the symbol MMTIF and on the Canadian National Stock Exchange (“CNSX”) under the symbol MRM.

Forward looking statements:

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable Canadian securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events are not statements of historical fact, but are forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability. Reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward–looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

Non-IFRS measures:

Deficit adjusted to cash basis (page 12) and adjusted loss (page 15) are presentations provided to assist management and investors in evaluating the Company. These measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management believes that Micromem shareholders and potential investors in Micromem use non-IFRS financial measures such as these in measuring its operating results.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2014
PREPARED AS OF MARCH 31, 2014
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:
1.	Overview
	(a)	Introduction
	(b)	Product Development Cycle
	(c)	Cost and Revenue Model
	(d)	Strategic Relationships
	(e)	Active Projects at January 31,2014
	(f)	Intellectual Property
	(g)	Financing
	(h)	Management and Board of Directors

2.	HIGHLIGIHTS – 3 Months ended January 31, 2014

3.	Discussion Of Financial Position At January 31, And Results Of Operations For The 3 Months Ended

	(a)	Financial Position
	(b)	Results of Operation
	(c)	Summary Of Quarterly results

4.	Compliance Related Reporting Matters:
	(a)	Related Party Transactions
	(b)	Liquidity and Capital Resources
	(c)	Share Data
	(d)	Financial Instruments
	(e)	Commitments and Contingencies
	(f)	Disclosure Controls and Internal Controls
	(g)	Off –Balance sheet Arrangements
	(h)	Critical Accounting Estimates and Significant Accounting Policies
	(i)	Going Concern
	(j)	Risks and Uncertainties Overview

5.	Subsequent Events

TABLES

1.	Selected Balance Sheet Information
2.	Summary of Financing Raised

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING JANUARY 31, 2014
PREPARED AS OF MARCH 31, 2014

1. OVERVIEW

(a) Introduction:

Micromem is a company that develops customized, proprietary sensor-based solutions for large multinational corporations. Over the past three years it has presented its technology platform to numerous companies who are seeking solutions to various and complex challenges in the measurement of operating performance and real time diagnostics in their operating systems and assets.

The Company has responded to many Requests for Proposals from large multinationals. At January 31, 2014 it has secured contracts to produce sensor-based technology solutions for a number of these customers. These contractual arrangements are discussed further in the body of this document.

In essence, where a customer agrees to move forward with Micromem to develop a commercial application, Micromem will negotiate a development agreement with that customer where the customer will absorb the continued development costs associated with the project. Development milestones are established with the customer and Micromem will invoice against these milestones in accordance with the contracted terms. Micromem’s recurring revenue stream will be derived from product royalties, product licensing agreements and outright product sales.

While the applications for Micromem’s technology solutions are industry agnostic and cross virtually every industry vertical, the Company has identified the following industry verticals as significant immediate term opportunities to pursue – the oil and gas sector, the automotive sector, the power generation and utilities sector and other specific industrial applications. These key market segments are discussed further in the body of this report.

(b) Product Development Cycle:

The cycle for the Company's development projects includes multiple phases which are stage gated. Once the Company has developed dialogue with a potential customer to develop a sensor based solutions platform for that entity, the typical phases of Company activity will include:

Phase 1: Initial assessment – completion of initial project plan, cost and volume estimates, product specifications and tolerances, establishing working principles.

Phase 2: Preliminary design work, specification of manufacturing processes, evaluation of manufacturing options.

Phase 3: Sensor electronics manufacturing test methods, completion of initial prototypes for beta testing by client.

Phase 4: Pilot production stage where product is certified, test protocols are established and quality processes are optimized.

Phase 5: Commercial production.

(c) Cost and Revenue Model:

The Company negotiates cost sharing arrangements with its clients on all projected costs associated with development activity.

The Company's objective is to pursue development projects with large international entities that are seeking new technology solutions for their operations. At the commercial production phase, the Company expects to secure licensing fees with respect to its intellectual property, royalties with respect to unit sales or other commercial revenue opportunities.

(d) Strategic Relationships:

Over the past 5 years, the Company has developed working relationships and partnerships with engineering and design firms, foundries, scientists, test labs, patent attorneys and market research firms. Through these interactions the Company has concluded that a significant market opportunity exists for it to leverage MEMS/nanofabrication methodologies and to create unique combinations of sensors to provide solutions for the complex unmet technology needs of its clients.

On this basis, the Company has responded to multiple RFPs and has built up a robust sales proposal pipeline.

(e) Active Projects at January 31, 2014:

The core portfolio that the Company continues to develop includes the following projects:

1.

Nano particle concentration sensor platforms: The Company has been working on this product with a major international oil company since 2010. The initial application is to detect break through water in producing oil wells (commercial production is expected by fiscal year end in 2014.)

2.

Enhanced secondary oil recovery platform using MAST nano particles: The initial application is to accurately measure well pressure in oil fields and the degradation of these fields. The Company projects receiving payments against achieving milestones and the opportunity for commercial revenues in 2015. In mid-2013 it executed a $25.4 million development contract with an international oil company for this product tied to successive milestones which the Company must meet in order to finalize the full contract.

3.

Power transformer oil degradation sensor: The Company entered into an initial development contract with Northeast Utilities in December 2013 for $5.4 million for this product, tied to successive milestones which the Company must meet in order to finalize the full contract which is designed to measure partial electrical discharges and advise on preventive actions in real time.

4.

Integrated Analytical Lab on a Chip in Automotive Oil Pan Plug: The Company expects to advance to commercial production in 2015 pending finalization of contractual terms with a major automotive company with whom it has been working since 2013.

5.	Cement integrity sensor platform: The application is to have embedded sensor technology to permit direct assessment of the condition of cement casings in offshore oil and gas drilling.

6.

Fracking sensor platform: The initial application is to develop nanotechnology sensors capable of measuring, in three dimensions, the coordinates of hydraulic fractures created in the fracking process.

The Company continues to pursue discussions on Products 5 and 6 in conjunction with a major international oil company.

7.	Corrosion under insulation sensor: Intended to measure pervasive corrosion of piping under insulation.

8.	Sensors to analyze wear materials in lubricating fluids: Initial application is directed at vehicle microelectromechanical systems.

(f) Intellectual Property:

The Company has been active in building its intellectual property portfolio as it has furthered the above-noted development projects. We have engaged a Washington, DC based law firm to assist us in these efforts. The Company has filed for provisional patents for the development activity that continues as described above.

(g) Financing:

The Company has raised approximately $21 million of funding between 2008-2013 through unit private placements, the exercise of stock options and common share purchase warrants and though convertible bridge loans.

In the quarter ending January 31, 2014 it raised $1.486 million of incremental financing. Subsequent to January 31, 2014 through to the date of this MD&A report, it has raised an additional $1.138 million of financing. All of the financing raised since October 31, 2013 has been realized through the exercise of common share purchase warrants held by investors.

(h) Management & Board of Directors:

There have been no changes to the key management team or the Board of Directors as previously reported at October 31, 2013 except for the following additions to our Board:

a)

Craig Carlson, joined the Board as an independent director. Craig is the CEO and Managing Director of the Carlson Group, an automotive technology and innovation consulting firm based in Boston Massachusetts.

b)	Dr. Brian Von Herzen, Ph.D, joined the Board as an independent director. Brian is the CEO of Rapid Prototypes Inc., a Nevada C Corporation, that provides turnkey electronic product design services.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING JANUARY 31, 2014
PREPARED AS OF MARCH 31, 2014

2. HIGHLIGHTS – QUARTER ENDING JANUARY 31, 2014 (UPDATED TO MARCH 31, 2014)

a)

The Company has appointed 2 new independent directors subsequent to the Company’s Annual General Meeting held in November 2014. Craig Carlson joined the Board of Directors in December 2013. Dr Brian Von Herzen joined the Board in February 2014 and is also serving as the Company’s Chief Technology Officer.

b)

In December the Company announced a Joint Development Agreement with Northeast Utilities (“Northeast”) with an initial value of $5.4million. Northeast is a Fortune 500 company based in Connecticut and Massachusetts and it operates New England’s largest energy delivery system. The JDA is a 7 stage process with successive milestones stipulated. The objective of the agreement is to provide Northeast with the Company’s MEMS- based sensor solutions to provide early detection of partial discharges in Northeast’s transformers. Implementation of this sensor platform will improve the risk profile in Northeast’s operations by real time detection and prevention of catastrophic failure.

c)

Steven Van Fleet and Brian Von Herzen attended a Dubai-based conference in February 2014 at the invitation of the major oil companies who are current clients of the Company. They presented on the use of nanoagents in oil & gas reservoirs showcasing the proprietary work that the Company has completed on its particle tracer technology and sensor detection platforms.

d)

The Company raised a total of $1,486,022 from the exercise by investors of 6,325,224 common share purchase warrants between November 1. 2013 and January 31, 2014. Subsequent to January 31, 2014 through the date of this MD&A report, the Company has raised an additional $1,075,140 from the exercise by investors of 4,405,849 common share purchase warrants.

e)

In January 2014 the bridge loans of $290,014 that were outstanding as of October 31, 2014 were converted into equity by the lenders. In accordance with the original terms of the bridge loans which were negotiated in 2011, the Company issued 2,517,501 units to settle the bridge loans. Each unit consisted of one common share and one common share purchase warrant. The warrants have a strike price of $0.12 per warrant and expire in January 2015 if unexercised.

f)

In March 2014 the Company signed a Memorandum of Understanding with Entanglement Technologies ( “Entanglement”) a California-based research and development company that designs and produces leading edge trace gas sensors. Under the MOU, the Company and Entanglement will collaborate on the development of an interwell inline tracer sensor detection platform for field testing. This undertaking supports the $25 million joint development contract that the Company announced in mid 2013 with the international oil company. That JDA progressed during the current quarter and the Company is now discussing additional potential sensor based applications with this oil company.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING JANUARY 31, 2014
PREPARED AS OF MARCH 31, 2014

3. DISCUSSION OF OPERATING RESULTS – QUARTER ENDING JANUARY 31, 2014

(a) Financial Position:

	January 31,	October 31,
	2014	2013

Cash	$1,517,068	$821,283
Deposits and other receivables	199,089	234,741
	1,716,157	1,056,024
Property and equipment	21,771	13,998
Deferred development costs	1,172,534	928,077
Intangible assets, net	91,923	96,761
Patents, net	89,041	71,595
	$3,091,426	$2,166,455

Bridge loans	$-	$290,014
Accounts payable and accrued liabilities	319,108	340,122
	$319,108	$630,136

Share capital	$58,415,496	$57,757,170
Contributed surplus	34,120,755	32,822,327
Deficit	(89,763,933)	(89,043,178)
	2,772,318	1,536,319

	$3,091,426	$2,166,455

Commentary:

1.

The Company’s working capital position has improved to $1,397,049 from $425,888 at fiscal year end. The Company raised $1,486,022 of financing during the quarter and the bridge loans outstanding at October 31, 2013 were converted to equity in the quarter. The Company’s working capital position is now the strongest it has been in its history. Subsequent to January 31, 2014, the Company has raised an additional $1,075,140 of financing.

2.	The Company reports by project the following development costs incurred and quarter end balances as follows:

Project	Costs incurred	Balance at
	in quarter	January 31, 2014

1 Oil Company #1	$36,000	$540,000
2 Automotive Co	19,000	432,000
3 Northeast Utilities	95,000	106,000
4 Oil Company #2	35,000	38,000
5 All other	59,457	56,534
	244,457	1,172,534

The Company is under NDA agreements which currently preclude it from identifying the customer name in projects 1, 2 and 4 above.

The expenditures which have been capitalized represent only the direct costs incurred by projects including an allocation of time spent by MAST personnel on each project. These costs do not include any overhead costs allocations by the Company.

The Company begins to capitalize costs incurred on deferred development costs once a client project is formally launched. Prior to the initiation of a formal project, the Company has, in each case, incurred costs which were expensed in the period incurred.

3.

Intangible assets relate to technical knowhow and start up costs incurred in prior years relating to the Company’s early development of its sensor based technologies. The only current activity is amortization expense; the Company is amortizing these costs over 7 years through 2018.

4

The Company continues to invest in its intellectual property and is devoting more efforts and funding to this asset class as its pace of development activity increases. In the current quarter, it incurred $24,774 of patent related expenditures.

5	The bridge loans outstanding at October 31, 2013 were converted to equity during the current quarter.

6	Account payable and accrued liabilities as reported represent current and recurring charges incurred in the normal course of operations.

7

The Company issued 6,325,224 common shares from the exercise of common share purchase warrants by investors and realized $1,486,022 of proceeds. It issued 2,517,501 common shares with respect to the conversion of the bridge loans to equity during the quarter.

8

A reconciliation of the Deficit as reported at October 31 2013 to the Cash deficit incurred over the Company's history was provided in the MD&A documentation prepared as of October 31, 2013. This information is updated as below ($000):

	Deficit per reporting period ($000):
	to 10/31/2007	Nov-08	Quarter ending
		to 10/31/2013	1/31/2014	Cumulative
Per financial statements	(61,390)	(27,653)	(721)	(89,764)
Adjusted for
- non cash expenses	40,023	8,786	171	48,980
- non cash IFRS related	-	2,300	-	2,300
Deficit on cash basis	(21,367)	(16,567)	(550)	(38,484)

The above illustrates that since the initiation of the sensor based development efforts in the 2008 fiscal year, the cash expenses incurred total $17.117 million or an annual average of approximately $2.74 million.

The Company's development projects are such that the Company's customers are now absorbing current development costs that the Company is incurring.

As the Company moves towards commercial licensing and royalties income and profitable operations in future, it estimates that its overhead costs for all facets of its operations is approximately $125,000 per month or $1.5 million per year.

9.	At January 31, 2014 the Company reports:

(a)

11.475 million common stock options outstanding at an average strike price of $0.24 per share. These options expire between 2016-2018. The potential proceeds to the Company if all stock options are exercised is approximately $2.75 million.

(b)

25.930 million common share purchase warrants outstanding at an average strike price of $0.28 per warrant. These warrants expire at varying times over the next 12 months. The potential proceeds to the Company if all outstanding warrants are exercised is approximately $7.26 million.

B) Results of Operations:

The following table summarizes the Company’s operating results for the three months ended January 31, 2014 and 2013:

	Three months ended January 31,
	2014 ($000)	2013 ($000)
Interest and other income	-	-
Administration	113	120
Professional fees and salaries	345	329
Stock-based compensation	-	168
Product development	6	69
Travel and entertainment	70	37
Foreign exchange loss (gain)	17	(1)
Amortization of property and equipment	2	1
Amortization of intangible assets and patents	-	5
Total expenses	552	729
(Gain) loss on revaluation of embedded derivatives	-	1
(Gain) loss on revaluation of derivative warrant liability	-	(313)
Net comprehensive loss	552	416
Loss per share	(0.00)	(0.00)

Commentary:

1)	The components of administration costs compare as follows:

	Q1	Q1
	2014	2013

General and administrative	15	18
Rent and occupancy cost	22	23
Interest income	-	-
Interest expense	29	25
Accretion expense	-	13
Office insurance	15	16
Telephone	7	5
Investor relations, listing and filling fees	26	20
	113	120

Interest and accretion expense relate to the convertible bridge loans outstanding from time to time. The Company held its AGM in Q1 2014 and incurred additional costs related thereto under the Investor relations cost category.

2)	The components of professional fees and salaries include:

	2014	2013

Audit related	28	30
Legal	16	8
Charman, CEO, CFO fees	120	122
Staff salaries & benefits	103	88
IFRS related	7	11
Other	71	70
	345	329

Additional legal expenses were incurred in Q1 2014 relating to contract discussions relating to the Company's strategic development partners.

Staff salaries in Q1 2014 include catch up performance based bonus payments of $22,000.

Other expenses include the portion of MAST salaries which are not capitalized as deferred development costs and investor relations expenses.

3)	The components of travel and entertainment expenses include $54,000 of travel related expenses (2013 Q1: $20,000) and promotion related costs of $16,000 (2013 Q1 = $17,000).

4)

Product development costs were minimal at $6,000 in Q1 2014 (Q1 2013: net $69,000). The Company is now incurring less cost associated with earlier stage projects in 2014, focusing its efforts on its more significant and more advanced client projects.

C) Unaudited Quarterly Financial Information – Summary

Quarterly Balance sheet information is presented in Table 1 and operating data is as presented below:

Three months ended (unaudited)	Interest and other income $	Expenses $	Loss in period $	Loss per share $	Adjusted loss(1) $
April 30, 2012	-	1,012,078	(2,849,835)	(0.02)	(570,000)
July 31, 2012	-	582,815	(507,079)	-	(576,000)
October 31, 2012	-	942,132	1,606,176	0.01	(670,000)
January 31, 2013		728,564	(416,078)	-	(557,000)
April 30, 2013		591,372	(17,012)	-	(583,000)
July 31, 2013		485,137	(261,031)	-	(477,000)
10/31/2013 (2)	-	923,103	(5,239,807)	(0.03)	(709,000)
January 31, 2014	-	552,123	(552,123)	(0.00)	(534,000)

(1)

The adjusted loss calculation is a non IFRS measurement. It is calculated by adjusting the quarterly loss as reported by adding back non cash expenses including stock compensation costs, amortization expense, foreign exchange/translation expense and all IFRS related gains or losses as reported in each quarter.

(2)

The loss reported in the 3 months ended October 31, 2013 includes non cash revaluations on the deferred warrant liability and other non cash charges of in excess of $4 million. These represent IFRS measurements but are not cash expenses of the Company- note that the adjusted loss as reported for the quarter is $709,000.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDING OCTOBER 31, 2013
PREPARED AS OF MARCH 31, 2014

4.COMPLIANCE RELATED REPORTING MATTERS

a) Related Party Transactions:

The Company reports the following related party transactions:

(a)

Chairman: The Chairman receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN. The total compensation paid to the Chairman during the quarter ended January 31 was $34,729 of cash compensation and $nil of stock based compensation (2013 - $37,678 of cash compensation and $ 11,586 of stock based compensation).

(b) Management and consulting fees: Included in professional fees, other fees and salaries as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the quarter ended January 31, 2014 was $164,530 of cash compensation and $nil of stock based compensation (2013 - $142,387 of cash compensation and $23,172 of stock based compensation).

b)	Liquidity and Capital Resources:

Table 2 provides a summary of financing raised between 2012 and Q1 2014.

We currently report negative cash flows from operations. This will change when we are generating revenues from license fees royalties or the sale of products utilizing our technology, sufficient to cover the Company’s direct costs associated with its client projects and its overhead costs.

The Company's working capital position has improved significantly during Q1 2014, the result of financing secured during the quarter and the conversion of the bridge loans outstanding at October 31, 2013 into equity during the quarter. Working capital at January 31, 2014 was $1,397,049; subsequent to quarter end the Company has raised an additional $1,137,952 of incremental financing.

The Company has granted stock options to officers, directors employees and consultants; at January 31, 2014 a total of 11,475,000 options are outstanding which, if fully exercised, would result in additional financing of $2.75 million.

The Company reports a total of 25.930 million common share purchase warrants outstanding which, if fully exercised, would result in additional financing of $7.26 million.

We have no commitments for capital expenditure at January 31, 2014.

c) Share Data:

At January 31, 2014 the Company reports 167,334,150 common shares outstanding (2013: 141,791,584). Additionally, the Company has 11,475,000 stock options outstanding (2013: 10,395,000 options outstanding) and a total of 25,930,289 outstanding warrants to acquire common shares (2013: 18,266,173 outstanding warrants).

d) Financial Instruments:

It is management's opinion that the Company is not exposed to significant interest rate and credit risks arising from financial instruments and that the fair value of financial instruments approximate their carrying values.

The Company's financial instruments consist of deposits and other receivables, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturity.

e) Commitments and Contingencies:

Operating Leases: The Company entered into a new five year lease in June, 2012 at a base monthly cost of approximately $3,800 CDN.

Legal Matters: There are currently no outstanding legal matters to which the Company is a party. We maintain insurance policies that may provide coverage against certain claims.

License Agreement: The Company executed a license agreement with the University of Toronto in 2005 relating to research work completed on its (MRAM) memory technology. The license agreement stipulated royalty payments capped at $1 million in the event that the Company was successful in generating commercial revenues from the sale of the licensing of its memory technology to third parties. To date the Company has not generated any commercial revenues from the exploitation of its memory technology. It decided in 2011 to suspend any further pursuit or development of its memory technology. Currently, the Company is attempting to sell off the related patent portfolio; to date the Company has been unsuccessful in doing so. If the Company does realize proceeds on the sale of these patents, it may have an obligation payable to the University of Toronto under the terms of its 2005 license agreement.

f) Disclosure Controls/Internal Controls:

Management and the Board of Directors, primarily through the Audit Committee, have instituted review procedures on all of our periodic filings. We have established a Disclosure Committee including an independent director. A committee charter has been developed and has been ratified by our Board of Directors. We engage legal counsel, as required, to provide guidance and commentary on our press releases. Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports is recorded, processed, summarized and reported accurately.

We have a small number of employees and segregation of duties and responsibilities is restricted. The Audit Committee, in tandem with the CFO, has evaluated the Company's internal control procedures and has concluded that these procedures are adequate to provide reasonable assurance of operational effectiveness. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

g) Off-Balance Sheet Arrangements:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

h) Critical Accounting Policies and Significant Accounting Estimates:

The condensed interim quarterly Financial Statements comply with the requirements of IAS standard 34, Interim Financial Reporting. Reference should be made to the disclosures of Significant Accounting Policies that are presented in the audited statements as at October 31, 2013. The Company’s significant accounting policies include measurement and disclosure policies on foreign currency translation, financial instruments, compound and hybrid financial instruments, derivatives, intangible assets, property and equipment and related amortization, deferred development costs, patents, private placements, stock based compensation and income taxes. There have been no changes to the Company’s significant accounting policies in the quarter ended January 31, 2014. New Standards and Interpretations as issued during the quarter by the IASB or the International Financial Reporting Interpretations Committee do not have an impact on the Company’s financial statements.

i) Going Concern:

The consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are uncertainties related to conditions and events that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the quarter ended January 31, 2014, the Company reported a loss from operations of $552,123 (2013 - $416,078), and negative cash flow from operations of $535,802 (2013 - $613,926). The Company’s working capital position as at January 31, 2014 is $1,397,049 (2013 – working capital of $425,888).

The Company’s future success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2014; however, if the Company is not able to complete its financial plans and/or is not able to profitably commercialize its technology, then there would be doubt that the Company would continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments could be material.

j) Risks and Uncertainties Overview

There are a number of risks which may individually or in the aggregate affect the long-term commercial success of the Company, both known and unknown:

Stage of Development of Technology:

The Company has made considerable strides in advancing its technology and in developing a product portfolio. Our various products are in different phases of development and there remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers’ Willingness to Purchase:

We have entered into multiple joint development agreements whereby our products are being subjected to rigorous testing by our partners. We expect to be successful in completing remaining development work on our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Patent Portfolio:

The Company has spent considerable time and effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. However, given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged and that our patent pending files may not ultimately be granted full patent status. While we continue to make specific efforts to broaden our IP claims, this is an ongoing process and requires continued effort and vigilance.

Financing:

The Company has successfully raised funding over the past several years to continue to support its development initiatives and fund the Company’s corporate structure and overheads. The financing environment for early stage technology companies remains challenging and there cannot be certainty that the Company will be able to continue to raise financing as it has in the past to continue to support its business initiatives.

Competitors:

The Company may be subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one or several of these individuals were unavailable, the Company could encounter a difficult transition process.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. The Company has not hedged its foreign currency exposure, which has not been significant to date. In future, foreign currency fluctuations could present a risk to the business.

5 . SUBSEQUENT EVENTS

The Company reports the following subsequent events:

a)	Between February 1, 2014 and March 31, 2014 the Company realized proceeds of $1,137,952 from the exercise by investors of a total of 4,718,349 common share purchase warrants.

b)

The Company signed a Memorandum of Understanding with Entanglement Technologies to collaborate on the development of a tracer senor detection platform to support the $25 million joint development contract that the Company announced in mid 2013.

					Table 1
Micromem Technologies Inc
Management Discussion and Analysis
Selected Balance Sheet Information
January 31,2014
($US)
Fiscal year	Working	Capital
ending	capital	asssets at	Other	Total	Shareholders
October 31	(deficiency)	NBV	Assets	Assets	equity (deficit)
October 31, 2012	(1,793,217)	5,787	883,400	1,180,278	(904,030)
2013	425,888	13,998	1,096,433	2,166,455	1,536,319

Quarter ending
January 31, 2014	1,397,049	21,771	1,353,498	3,091,426	2,772,316
October 31, 2013	425,888	13,998	1,096,433	2,166,455	1,536,319
July 31, 2013	(1,018,591)	11,438	1,240,317	1,498,756	233,164
April 30, 2013	(977,307)	14,248	1,102,715	1,464,445	139,656
January 31, 2013	(1,665,021)	5,014	1,040,224	1,418,921	(619,783)
October 31, 2012	(1,793,217)	5,787	883,400	1,180,278	(904,030)
July 31, 2012	(2,995,822)	6,892	705,677	850,064	(2,283,253)
April 30, 2012	(3,826,860)	7,995	692,155	828,130	(3,126,710)

						Table 2
Micromem Technologies Inc
Management Discussion and Analysis
Summary of financing raised by Company
January 31,2014

Summary of financing raised by Company

Date of financing	2012			2013

	Shares	Price / share	$	Shares	Price / share	$

Private placements
Q1	2,005,022	0.107	214,478	1,967,117	0.161	316,373
Q2	2,178,592	0.213	464,495	5,358,704	0.159	852,809
Q3	708,333	0.210	148,510	2,126,603	0.158	336,504
Q4	1,452,952	0.147	213,416	6,654,533	0.211	1,404,846

Exercise of warrants
Q1	-		-	3,393,912	0.126	428,650
Q2	1,270,000	0.141	179,270	753,334	0.176	132,220
Q3	4,513,045	0.127	573,927	1,120,000	0.115	129,064
Q4	6,292,813	0.119	746,516	686,667	0.193	132,457

Conversion of bridge loan
July 31, 2012	1,120,000	0.098	109,825	-	-	-
October 31, 2012	740,080	0.158	117,075	-	-	-

	20,280,837		2,767,512	22,060,870	-	3,732,923

	2014

	Shares	Price / share	$

Exercise of warrants
Q1	6,325,224	0.235	1,486,022

Conversion of bridge loan
Q1	2,517,501	0.120	302,100

	8,842,725		1,788,122